Exhibit 99.1

ATTUNITY REPORTS SECOND QUARTER 2014 FINANCIAL RESULTS
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Total non-GAAP revenue grew 37% to a record $8.4 million
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Total license revenue grew 34% to $4.4 million

Burlington, MA – July 24, 2014 – Attunity, Ltd. (NASDAQ CM: ATTU), a leading provider of information availability software solutions, today reported its unaudited financial results for the three-month period ended June 30, 2014.

Recent Operational Highlights:

•	Attunity Replicate is the largest revenue contributor making up 58% of total license revenue

•	Increased size and volume of Attunity Replicate deals, which include:

•	$0.7 million deal with one of the largest European insurance companies

•	$0.6 million deal with an American communication company

•	Closed first deal of Attunity Maestro, a new Big Data management platform launched in early Q2 2014, for composing, conducting, and monitoring information flow across global enterprises

•	Introduced new Attunity Gold Client solution to accelerate SAP HANA® adoption and deployment

•
Grew Cloud business with the availability of Attunity CloudBeam in AWS Marketplace, allowing a broader base of customers to easily access secure deployment  of scalable Big Data loading and replication in the AWS Cloud

Financial Highlights for the Second Quarter of 2014, compared with the Second Quarter of 2013:

•	Total non-GAAP revenue grew 37% to $8.4 million, a record quarter of total revenue*

•	Total GAAP revenue grew 36% to $8.3 million

•	Total license revenue grew 34% to $4.4 million

•	Total non-GAAP maintenance and service revenue grew 41% to $3.9 million*

•	Cash and cash equivalents of $18.1 million as of June 30, 2014 compared with $16.5 million as of December 31, 2013

“Our accelerated revenue growth in the second quarter demonstrates the efficiency in which we are executing upon our strategy,” stated Shimon Alon, Chairman and CEO of Attunity. “Attunity Replicate continues to be a major contributor of revenue with Replicate license revenue increasing 66% for the quarter, and representing 58% of our total license revenue. Other significant accomplishments included the closing of our first deal for Attunity Maestro, which was just launched in early Q2 2014. Given the product’s rapid progress, we expect Attunity Maestro sales to ramp up in the second half of 2014."

“We are benefiting from the swift onboarding of newly hired salespeople, who are already contributing to our growth. We have added key hires in certain geographic territories, who are dedicating focused attention to further cultivating our partnerships with Teradata, Microsoft, HP Vertica and Pivotal. These expanded sales teams contributed to the influx in effective referrals from our go-to-market partners, during the quarter. We continue to strengthen our relationship with Amazon as demonstrated by the new direct availability of Attunity CloudBeam, through AWS marketplace, providing easy, fast and secure data integration and replication solutions within the Cloud," continued Mr. Alon.

Sales
Attunity continues to develop its sales force in order to take advantage of growing global demand, achieving record quarterly sales in the EMEA and Asia Pacific regions. The majority of new sales recruits since the beginning of 2014, have already contributed to our revenue. The Company also bolstered the Inside Sales team, allowing the Company to convert incoming leads to closed deals more efficiently.

Marketing
As market awareness for Attunity solutions increases, the Company has seen a substantial rise in customer leads. Marketing activity has expanded significantly since the beginning of 2014, as the Company participated in over a dozen conferences, tradeshows and customer appreciation events. The team has also increased its production of thought-leadership content such as whitepapers, webinars, and e-books to help educate the market about Attunity’s technology as well as important industry trends.

Products
The Company experienced significant interest in its newest data distribution and management solution, Attunity Maestro.  The launch has immediately generated interest, including  demos and proof-of-concepts,  one of which already resulted in the closing of a deal within the quarter.

During the quarter, Attunity Gold Client introduced support for SAP HANA®, allowing SAP users to accelerate data flow within SAP HANA and enable rapid deployment of SAP applications in the data center or in the Cloud.  Recently, Colmobil Corporation, a large international distributor of commercial vehicles, has selected Gold Client, to enable their business-critical data initiative within its SAP environment.

The new release of Attunity CloudBeam was made available in  AWS Marketplace during the quarter. CloudBeam now allows a broader base of customers to easily access the seamless and secure deployment of scalable Big Data loading and replication in the AWS Cloud.

Partnership Activity
The continued focus and investments in partnering activity, which includes support from an expanded global sales presence within key regions, has resulted in more referrals and larger deals.  This is evident in the progress of our relationships with partners such as Microsoft and Teradata, collectively generating a substantial amount of new customer opportunities during the quarter.

We have also enhanced our relationship with Amazon Web Services as we recently announced a 30-day free trial of Attunity CloudBeam for Amazon Redshift, on AWS Marketplace. This free trial is expected to fuel adoption of CloudBeam, providing an easy-to-use data loading and replication experience for Redshift users.

“We are committed to investing in our growth strategy with the hiring of additional sales people to service high demand areas like the EMEA region, further expanding upon key marketing efforts, strengthening our partner channels and enhancing our product portfolio,” concluded Mr. Alon.

Financial Results for Q2 2014
Total revenue for the second quarter of 2014 increased 36% to $8.3 million compared with $6.1 million last year.

Total non-GAAP revenue for the second quarter of 2014 increased 37% to $8.4 million, compared with revenue of $6.1 million for the same period of 2013. This included license revenue which increased 34% to $4.4 million, compared with $3.3 million for the same period of 2013 and non-GAAP maintenance and service revenue which grew 41% to $3.9 million, compared with $2.8 million for the same period of 2013. Non-GAAP maintenance and service revenue includes approximately $0.1 million of acquired maintenance revenue from Hayes that was not recognized due to business combination accounting rules.*

Operating loss for the second quarter of 2014 was $1.0 million, compared with an operating income of $0.1 million for the same period of 2013. This decline was primarily due to an increase in sales and marketing activities, research and development, amortization expenses associated with the acquisition of Hayes, general and administrative costs associated with the Company’s growth strategy.

Non-GAAP operating loss was $0.2 million for the second quarter of 2014, compared with a non-GAAP operating income of $0.4 million for the second quarter of 2013. Non-GAAP operating loss for the second quarter of 2014 excludes $0.8 million in expenses and amortizations associated with acquisitions and equity based compensation expenses. This is compared with a $0.3 million of similar expenses, for the same period last year.*

Net loss for the second quarter of 2014 was $1.2 million, or $0.08 per diluted share, compared with a net income of $0.2 million, or $0.02 per diluted share in the second quarter of 2013.

Non-GAAP net loss for the second quarter of 2014 was $0.4 million, compared with a non-GAAP net income of $0.4 million for the same period last year. Non-GAAP net loss for the second quarter of 2014 excludes a total of $0.7 million in expenses mostly attributable to expenses and amortization associated with acquisitions and equity based compensation expenses. This is compared with $0.2 million in similar expenses, for the same period in 2013.*

Cash and cash equivalents were $18.1 million as of June 30, 2014, compared with $16.5 million as of December 31, 2013. Shareholders' equity was $29.5 million as of June 30, 2014, compared with $30.1 million as of December 31, 2013.

* See "Use of Non-GAAP Financial Information" below for more information regarding Attunity's use of Non-GAAP financial measures.

Conference Call Information

The Company's management will host a conference call today, July 24, 2014, at 10:00 a.m. Eastern Time. The dial-in numbers for the conference call are +1 877-879-6209 (U.S. Toll Free), +1-719-325-4891 (International), or 180-925-8243 (Israel). All dial-in participants must use the following code to access the call: 6003397. Please call at least five minutes before the scheduled start time.

The conference call will be available via webcast and can be accessed through the Events section of Attunity's website, http://www.attunity.com/events, the contents of which are not part of this press release. Please allow extra time prior to the call to visit the site and download any necessary software to listen to the Internet broadcast.

For interested individuals unable to join the live conference call, a replay will be available through August 7, 2014 at +1-877-870-5176 (U.S. Toll Free) or 1-858-384-5517 (international). Participants must use the following code to access the replay of the call: 6003397. The online archive of the webcast will be available on http://www.attunity.com/events for 30 days following the call.

About Attunity
Attunity is a leading provider of information availability software solutions that enable access, management, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT). Using Attunity's software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today's IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube, the content of which is not part of this press release.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of revenue, net income,  operating income, operating profit margin and net income per share, which are adjustments from results based on GAAP to exclude expenses and amortization associated with the acquisitions of RepliWeb and Hayes, net of related tax, stock-based compensation expenses in accordance with ASC 718, and non-cash financial expenses such as the effect of a revaluation of liabilities presented at fair value. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Selected GAAP Measures to Non-GAAP Measures table later in this press release.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say that we expect Attunity Maestro sales to ramp up in the second half of 2014, we use a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to: our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers; our ability to expand our business into the SAP market and the success of our Gold Client offering; risks and uncertainties relating to acquisitions, including costs and difficulties related to integration of acquired businesses; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Maestro; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenue of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2014 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Garth Russell / Diane Imas
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com  / dimas@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND ITS SUBSIDIARIES

 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2014

U.S. DOLLARS IN THOUSANDS

Unaudited

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2014	2013
	Unaudited	Audited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,119	$16,481
Trade receivables (net of allowance for doubtful accounts of $15 at June 30, 2014 and December 31, 2013)	5,097	5,224
Other accounts receivable and prepaid expenses	857	685

Total current assets	24,073	22,390

Other long-term assets	440	385
Severance pay fund	3,436	3,233
Property and equipment, net	1,030	879
Intangible assets, net	4,754	5,345
Goodwill	17,728	17,748

Total long-term assets	27,388	27,590

Total assets	$51,461	$49,980

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2014	2013
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	$356	$458
Contingent purchase consideration	1,912	-
Deferred revenues	6,876	5,175
Employees and payroll accruals	3,559	3,210
Accrued expenses and other current liabilities	1,220	1,365

Total current liabilities	13,923	10,208

LONG-TERM LIABILITIES:

Long-term deferred revenue	632	847
Liabilities presented at fair value and other long-term liabilities	968	1,219
Contingent purchase consideration	1,709	3,280
Accrued severance pay	4,705	4,328

Total long-term liabilities	8,014	9,674

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -
Authorized: 32,500,000 shares at June 30, 2014 and December 31, 2013; Issued and outstanding: 15,179,196 shares at June 30, 2014 and 14,527,292 shares at December 31, 2013	1,752	1,677
Additional paid-in capital	132,322	130,944
Receipt on account of shares	-	81
Accumulated other comprehensive loss	(653)	(621)
Accumulated deficit	(103,897)	(101,983)

Total shareholders' equity	29,524	30,098

Total liabilities and shareholders' equity	$51,461	$49,980

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2014	2013	2014	2013
	Unaudited		Unaudited

Software licenses	$7,929	$5,043	$4,442	$3,313
Maintenance and services	7,446	5,644	3,850	2,789

Total revenue	15,375	10,687	8,292	6,102
Operating expenses:
Cost of revenues	1,472	1,046	776	512
Research and development	4,837	3,869	2,542	1,884
Selling and marketing	8,861	5,456	4,892	2,805
General and administrative	1,888	1,511	1,076	793

Total operating expenses	17,058	11,882	9,286	5,994

Operating income (loss)	(1,683)	(1,195)	(994)	108
Financial income (expenses), net	189	(85)	109	28

Income (loss) before taxes on income	(1,872)	(1,280)	(1,103)	136
Taxes on income (benefit)	42	(105)	55	(44)

Net income (loss)	$(1,914)	$(1,175)	$(1,158)	$180

Basic net income (loss) per share	(0.13)	(0.11)	(0.08)	0.02
Weighted average number of shares used in computing basic net income (loss) per share	14,834	10,994	14,970	11,026

Diluted net income (loss) per share	(0.13)	(0.11)	(0.08)	0.01

Weighted average number of shares used in computing diluted net loss per share	14,834	10,994	14,970	12,397

ATTUNITY LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2014	2013
	Unaudited
Cash flows activities:

Net loss	$(1,914)	$(1,175)
Adjustments required to reconcile net loss to net cash provided by operating activities:
Depreciation	163	114
Stock based compensation	677	306
Amortization of intangible assets	591	373
Accretion of payment obligation	341	66
Change in operating assets and liabilities:
Accrued severance pay, net	174	120
Trade receivables	127	430
Other accounts receivable and prepaid expenses	(50)	(118)
Other assets	(12)	3
Trade payables	(102)	44
Deferred revenues	1,486	977
Employees and payroll accruals	349	(322)
Accrued expenses and other liabilities	(145)	(413)
Liabilities presented at fair value and other long-term liabilities	(251)	(69)
Change in deferred taxes, net	(165)	(174)

Net cash provided by operating activities	1,269	162

Cash flows from investing activities:
Purchase of property and equipment	(314)	(484)

Net cash used in investing activities	(314)	(484)

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	695	151
Receipts on account of shares	-	133
Payment of contingent consideration	-	(2,000)

Net cash provided by (used in) financing activities	695	(1,716)

Foreign currency translation adjustments on cash and cash equivalents	(12)	32

Increase (decrease) in cash and cash equivalents	1,638	(2,006)
Cash and cash equivalents at the beginning of the period	16,481	3,778

Cash and cash equivalents at the end of the period	18,119	1,772

Supplemental disclosure of cash flow activities:
Cash paid during the period for taxes	$382	$389

Non cash activities:
Purchase of property and equipment	-	$36

ATTUNITY LTD. AND ITS SUBSIDIARIES
RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES

U.S. dollars in thousands, except share and per share data

	Three months ended June 30, 2014				Three months ended June 30, 2013
	Unaudited				Unaudited
	GAAP	Adj.		NON-GAAP	GAAP	Adj.		NON-GAAP
Software licenses	4,442			4,442	3,313			3,313
Maintenance and services	3,850	95	(a)	3,945	2,789	-		2,789
Total revenue	8,292			8,387	6,102			6,102

Operating expenses:
Cost of revenues	776	215	(b)	561	512	128	(b)	384
Research and development	2,542	108	(c)	2,434	1,884	64	(c)	1,820
Selling and marketing	4,892	271	(b), (c)	4,621	2,805	93	(b), (c)	2,712
General and administrative	1,076	104	(c)	972	793	41	(c)	752
Total operating expenses	9,286			8,588	5,994			5,668

Operating income (loss)	(994)			(201)	108			434
Financial expenses, net	109	45	(d)	64	(28)	(63)	(d)	35
Income (loss) before taxes on income (benefit)	(1,103)			(265)	136			399
Taxes on income (benefit)	55	(98)	(e)	153	(44)	(72)	(e)	28
Net income (loss)	(1,158)			(418)	180			371

Basic net income (loss) per share	(0.08)			(0.03)	0.02			0.03
Weighted average number of shares used in computing basic net income (loss) per share	14,970			14,970	11,026			11,026
Diluted net income (loss) per share	(0.08)			(0.03)	0.01			0.03
Weighted average number of shares used in computing diluted net income (loss) per share	14,970			14,970	12,397			12,507

(a) Valuation adjustment on acquired deferred services revenue

(b) Operating acquisition-related expenses and amortization:

	Three months ended
	June 30, 2014	June 30, 2013
Cost of revenues - amortization of technology	215	128
Selling and marketing - amortization of customers relationship	81	58
	296	186

(c) Stock-based compensation expenses under ASC 718 included in:

	Three months ended,
	June 30, 2014	June 30, 2013
Research and development	108	64
Selling and marketing	190	35
General and administrative	104	41
	402	140

(d) Acquisition-related financial expenses and revaluation of liabilities presented at fair value:
	Three months ended,
	June 30, 2014	June 30, 2013
Revaluation of liabilities presented at fair value	(126)	(63)
Acquisition-related financial expenses	171	-
	45	(63)

(e) Taxes related to acquisitions

ATTUNITY LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF SELECTED GAAP MEASURES TO NON-GAAP MEASURES

U.S. dollars in thousands, except share and per share data

	Six months ended June 30, 2014				Six months ended June 30, 2013
	Unaudited				Unaudited
	GAAP	Adj.		NON-GAAP	GAAP	Adj.		NON-GAAP
Software licenses	7,929			7,929	5,043			5,043
Maintenance and services	7,446	190	(a)	7,636	5,644	-		5,644
Total revenue	15,375			15,565	10,687			10,687

Operating expenses:
Cost of revenues	1,472	429	(b)	1,043	1,046	257	(b)	789
Research and development	4,837	191	(c)	4,646	3,869	132	(c)	3,737
Selling and marketing	8,861	460	(b),(c)	8,401	5,456	203	(b), (c)	5,253
General and administrative	1,888	188	(c)	1,700	1,511	87	(c)	1,424
Total operating expenses	17,058			15,790	11,882			11,203

Operating loss	(1,683)			(225)	(1,195)			(516)
Financial expenses, net	189	88	(d)	101	85	3	(d)	82

Loss before taxes on income	(1,872)			(326)	(1,280)			(598)
Taxes on income (benefit)	42	(178)	(e)	220	(105)	(144)	(e)	39
Net loss	(1,914)			(546)	(1,175)			(637)

Basic and diluted net loss per share	(0.13)			(0.04)	(0.11)			(0.06)
Weighted average number of shares used in computing basic and diluted net loss per share	14,834			14,834	10,994			10,994

(a) Valuation adjustment on acquired deferred services revenue

(b) Operating acquisition-related expenses and amortization:
	Six months ended
	June 30, 2014	June 30, 2013
Cost of revenues - amortization of technology	429	257
Selling and marketing - amortization of customers relationship	162	116
	591	373

(c) Stock-based compensation expenses under ASC 718 included in:
	Six months ended
	June 30, 2014	June 30, 2013
Research and development	191	132
Selling and marketing	298	88
General and administrative	188	86
	677	306

(d) Acquisition-related financial expenses and revaluation of liabilities presented at fair value:
	Six months ended
	June 30, 2014	June 30, 2013
Revaluation of liabilities presented at fair value	(253)	(63)
Acquisition-related financial expenses	341	66
	88	3

(e) Taxes related to acquisitions